SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Clearwire Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18538Q105
(CUSIP Number)

July 27, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1I
☐ Rule 13d-1(d)

(Page 1 of 16 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q105	13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Smithfield Fiduciary LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 450 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 450 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 18538Q105	13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,097,452 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,097,452 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,097,452 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.67%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 18538Q105	13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Highbridge Long/Short Institutional Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,867,170 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,867,170 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,867,170 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.71%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 18538Q105	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS Highbridge Managed Portfolio Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 660,785 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 660,785 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,785 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 18538Q105	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Highbridge Long-Term Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,893,000 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,893,000 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.35%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 18538Q105	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Highbridge Long/Short Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,706,593 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,706,593 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,706,953 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.53%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 18538Q105	13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,225,450 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,225,450 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,225,450 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.38%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 18538Q105	13G	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,225,450 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,225,450 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,225,450 shares of Class A Common Stock Call rights to purchase 2,800,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.38%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 18538Q105	13G	Page 10 of 16 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Clearwire Corporation, a Delaware corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1475 120th AVE. NE, Bellevue, Washington 98005.

Item 2 (a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Smithfield Fiduciary LLC The Cayman Corporate Centre, 4th Floor 27 Hospital Road Grand Cayman, Cayman Islands, British West Indies Citizenship: Cayman Islands, British West Indies

(ii)
Highbridge International LLC
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

(iii)
Highbridge Long/Short Institutional Fund, Ltd.
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

(iv)
Highbridge Managed Portfolio Master, Ltd.
Walkers Corporate Services Limited, Walker House
87 Mary Street
George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

(v)	Highbridge Long-Term Equity Master Fund, L.P. c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

CUSIP No. 18538Q105	13G	Page 11 of 16 Pages

(vi)	Highbridge Long/Short Equity Master Fund, L.P. c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(vii)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(viii)	Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

Item 2(e).	CUSIP NUMBER:
18538Q105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

CUSIP No. 18538Q105	13G	Page 12 of 16 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Smithfield Fiduciary LLC beneficially owns 450 shares of Class A Common Stock; (ii) Highbridge International LLC beneficially owns 17,097,452 shares of Class A Common Stock and call rights to purchase 2,800,000 shares of Class A Common Stock; (iii) Highbridge Long/Short Institutional Fund, Ltd. beneficially owns 3,867,170 shares of Class A Common Stock; (iv) Highbridge Managed Portfolio Master, Ltd. beneficially owns 660,785 shares of Class A Common Stock; (v) Highbridge Long-Term Equity Master Fund, L.P. beneficially owns 1,893,000 shares of Class A Common Stock; (vi) Highbridge Long/Short Equity Master Fund, L.P beneficially owns 13,706,593 shares of Class A Common Stock; and (vii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 37,225,450 shares of Class A Common Stock and call rights to purchase 2,800,000 shares of Class A Common Stock beneficially owned by Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd., Highbridge Long-Term Equity Master Fund, L.P. and Highbridge Long/Short Equity Master Fund, L.P.

Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Long/Short Institutional Fund, Ltd., Highbridge Long-Term Equity Master Fund, L.P., and Highbridge Long/Short Equity Master Fund, L.P.  Highbridge Capital Management, LLC is an advisor to Highbridge Managed Portfolio Master, Ltd.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Class A Common Stock held by Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd., Highbridge Long-Term Equity Master Fund, L.P. and Highbridge Long/Short Equity Master Fund, L.P.

CUSIP No. 18538Q105	13G	Page 13 of 16 Pages

(b)           Percent of class:

                                The percentages used herein and in the rest of this Schedule 13G are calculated based upon 542,094,806 shares of Class A Common Stock issued and outstanding as of July 24, 2012, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the Securities and Exchange Commission on July 27, 2012.  Therefore, as of the date hereof, based on the Company’s outstanding shares of Class A Common Stock, (i) Smithfield Fiduciary LLC may be deemed to beneficially own approximately 0.00% of the outstanding shares of Class A Common Stock of the Company; (ii) Highbridge International LLC may be deemed to beneficially own approximately 3.67% of the outstanding shares of Class A Common Stock of the Company; (iii) Highbridge Long/Short Institutional Fund, Ltd. may be deemed to beneficially own approximately 0.71% of the outstanding shares of Class A Common Stock of the Company; (iv) Highbridge Managed Portfolio Master, Ltd. may be deemed to beneficially own approximately 0.12% of the outstanding shares of Class A Common Stock of the Company; (v) Highbridge Long-Term Equity Master Fund, L.P. may be deemed to beneficially own approximately 0.35% of the outstanding shares of Class A Common Stock of the Company; (vi) Highbridge Long/Short Equity Master Fund, L.P may be deemed to beneficially own approximately 2.53% of the outstanding shares of Class A Common Stock of the Company; and (vii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own approximately 7.38% of the outstanding shares of Class A Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

CUSIP No. 18538Q105	13G	Page 14 of 16 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I:
Joint Filing Agreement, dated as of August 6, 2012, by and among Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd., Highbridge Long-Term Equity Master Fund, L.P., Highbridge Long/Short Equity Master Fund, L.P., Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 18538Q105	13G	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 6, 2012

SMITHFIELD FIDUCIARY LLC		HIGHBRIDGE INTERNATIONAL LLC

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	Its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name: John Oliva		Name: John Oliva
Title: Managing Director		Title: Managing Director

HIGHBRIDGE LONG/SHORT INSTITUTIONAL FUND, LTD.		HIGHBRIDGE MANAGED PORTFOLIO MASTER, LTD.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name: John Oliva		Name: John Oliva
Title: Managing Director		Title: Managing Director

HIGHBRIDGE LONG-TERM EQUITY MASTER FUND, L.P.		HIGHBRIDGE LONG/SHORT EQUITY MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name: John Oliva		Name: John Oliva
Title: Managing Director		Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC
/s/ Glenn Dubin
GLENN DUBIN
By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

CUSIP No. 18538Q105	13G	Page 16 of 16 Pages

EXHIBIT 1
JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Clearwire Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED:  August 6, 2012

SMITHFIELD FIDUCIARY LLC		HIGHBRIDGE INTERNATIONAL LLC

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	Its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name: John Oliva		Name: John Oliva
Title: Managing Director		Title: Managing Director

HIGHBRIDGE LONG/SHORT INSTITUTIONAL FUND, LTD.		HIGHBRIDGE MANAGED PORTFOLIO MASTER, LTD.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name: John Oliva		Name: John Oliva
Title: Managing Director		Title: Managing Director

HIGHBRIDGE LONG-TERM EQUITY MASTER FUND, L.P.		HIGHBRIDGE LONG/SHORT EQUITY MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name: John Oliva		Name: John Oliva
Title: Managing Director		Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC
/s/ Glenn Dubin
GLENN DUBIN
By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director